

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 27, 2016

Via E-mail
Mr. David Oston
Chief Financial Officer
Five Oaks Investment Corp.
540 Madison Avenue, 19th Floor
New York, NY 10022

> **Re:**   **Five Oaks Investment Corp.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Response Dated January 11, 2016**
> **File No. 1-35845**

Dear Mr. Oston:

We have reviewed your January 11, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 10, 2015 letter.

General

1.   We note your response to prior comment two. Please confirm that you will revise your disclosure in future annual filings to comply with the requirements of Rule 5-04 of Regulation S-X by including Schedule IV as prescribed by Rule 12-29 or by including all of the required information in a financial statement footnote.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments, page 87

2.   We note your response to prior comment four and continue to be unclear how you

determined it is not necessary to include multi-family securitization debt obligations, residential securitized debt obligations and related interest expense within your contractual obligations table; please clarify. Alternatively, please confirm that you will revise your disclosure of contractual obligations to include the all debt obligations within your contractual obligations table and related interest within your contractual obligations table or provide textual discussion of the related interest below the table in future filings. Please refer to Item 303 of Regulation S-K.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 98

3.   We note from your response to previous comment one that you intend to file an amendment to your Form 10-K for the year ended December 31, 2014. Please tell us what consideration you have given to revising the conclusions indicating your internal control over financial reporting was effective and your disclosure controls and procedures were effective as of December 31, 2014.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities